UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.20549

                                 SCHEDULE 14D-9

                   Solicitation/Recommendation Statement Under
            Section 14(d) (4) of the Securities Exchange Act of 1934

                            Landmark Financial Corp.
                            ------------------------
                            (Name of Subject Company)

                            Landmark Financial Corp.
                         -------------------------------
                        (Name of Person Filing Statement)

                     Common Stock, Par Value $.10 per share
                   ------------------------------------------
                         (Title of Class of Securities)

                                    514914100
                      ------------------------------------
                      (CUSIP Number of Class of Securities)

                                Gordon E. Coleman
                      President and Chief Executive Officer
                            Landmark Financial Corp.
                               211 Erie Boulevard
                           Canajoharie, New York 13317
                                 (518) 673-2012
                          ----------------------------
 (Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on behalf of the person filing this statement)

                                    Copy to:
                                Alan Schick, Esq.
                   Luse Lehman Gorman Pomerenk & Schick, P.C.
                           5335 Wisconsin Avenue, N.W.
                                    Suite 400
                             Washington, D.C. 20015
                                 (202) 274-2000

[ ] Check this box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information

     The subject company to which this report relates is Landmark Financial Corp., a Delaware corporation. The address of its main office is 211 Erie Boulevard, Canajoharie, New York 13317. Its telephone number is (518) 673-2012. The class of securities to which the report relates is common stock, par value $.10 per share. At the date of this report 154,508 shares of common stock were issued and outstanding.

Item 2.  Identity and Background of Filing Person

     The filing person and the subject company is Landmark Financial Corp. Its address is 211 Erie Boulevard, Canajoharie, New York 13317. Its telephone number is (518) 673-2012.

     This report relates to a tender offer that has been made by Investors & Lenders, LLC, a subsidiary of Private Mortgage Investors Services ("Investors/PMIS"). Investors/PMIS address as stated in their Tender Offer Statement on Schedule 14D-1, dated May 10, 2000 (the "Tender Offer Statement") is 154 Lake Avenue, P.O. Box 588, Saratoga Springs, New York 12866. The Investors/PMIS offer as disclosed in its Tender Offer Statement states that the tender offer is for a minimum of 100,000 shares, or 65% of the outstanding shares of Landmark common stock at a price of $25.00 net to the Seller in cash and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 10, 2000 and in the related Letter of Transmittal.

Item 3.  Past Contracts, Transactions, Negotiations and Agreements

     There are no agreements, arrangements or understandings between Landmark or its affiliates and its executive officers, directors or affiliates; or Landmark and Investors/PMIS or its officers, directors or affiliates.

     Agreement and Plan of Merger between TrustCo Bank NY, Landmark Acquisition Co and Landmark

     TrustCo Bank NY ("TrustCo"), Landmark Acquisition Co., a Delaware corporation and wholly-owned subsidiary of TrustCo ("AcquisitionCo"), and Landmark are parties to an Agreement and Plan of Merger, dated as of February 21, 2000 (the "Merger Agreement"). The Merger Agreement provides for AcquisitionCo to merge with and into Landmark, with Landmark being the surviving corporation (the "Merger"). At the effective time of the Merger, each outstanding share of Landmark common stock (other than shares held by shareholder duly exercising dissenters' rights and shares held by any direct or indirect subsidiary of Landmark) will be converted into the right to receive a cash payment of $21.00, and each share of AcquisitionCo common stock will be converted into one share of Landmark common stock.

     In the Merger Agreement, TrustCo has agreed to cause Landmark Community Bank, a wholly owned subsidiary of Landmark, to enter into an employment agreement with Gordon E. Coleman, Landmark's President and Chief Executive
Officer, pursuant to which Mr. Coleman will serve as President and Chief Executive Officer of Landmark Community Bank for a three-year term at annual salary of $125,000, plus use of a car.

     TrustCo has also agreed to cause Landmark Community Bank immediately following the effective time of the Merger to establish and advisory board of directors comprised of not more than eight directors of Landmark to serve as advisory directors of Landmark Community Bank for a three year term. In addition, TrustCo agreed to provide Landmark's directors and officers with the full economic benefits of their stock option grants and restricted stock awards as if these grants and awards were fully-vested.

     The Merger Agreement is attached hereto as Exhibit E(1) and it is incorporated herein by reference.

     Stock Option Agreement

     Landmark and TrustCo have also entered into a Stock Option Agreement, dated as of February 21, 2000. Pursuant to the Stock Option Agreement, Landmark granted TrustCo an option to purchase up to 19.9% of the number of shares of Landmark Common Stock outstanding as of February 21, 2000, at a price of $14.00 per share, subject to adjustment, upon the occurrence of certain events.

     The Stock Option Agreement is attached as an exhibit to the Merger Agreement, which is attached as Exhibit E(1) hereto, and is incorporated herein by reference.

     Other

     Officers and directors of Landmark have received stock option grants under the Landmark Financial Corp. 1998 Stock Option Plan, and restricted stock awards under the Landmark Financial Corp. 1998 Recognition and Retention Plan. These awards have been described in Landmark's definitive proxy materials dated July 2, 1999, which are filed as Exhibit E(2) and are incorporated by reference.

Item 4.  The Solicitation or Recommendation

     The Board of Directors of Landmark unanimously recommends that shareholders not tender their shares to Investors/PMIS. The reasons for the Board of Director's recommendation are set forth in greater detail in its disclosure document filed as Exhibit A. To Landmark's knowledge, none of its directors, officers of affiliates has, or intends to tender their shares to Investors/PMIS.

Item 5.  Person/Assets, Retained, Employed, Compensated or Used

     Landmark has retained Georgeson Shareholder Communications Services, Inc. ("Georgeson") to act as Information Agent. Georgeson will be paid a fee of $5,000, plus expenses.

Item 6.  Interest in Securities of the Subject Company

     There have been no transactions by Landmark or any of its directors, executive officers or affiliates in Landmark's securities in the last sixty days.

Item 7.  Purposes of the Transaction and Plans or Proposals

     The  subject   company  is  not  currently   undertaking   or  engaging  in
negotiations with Investors/PMIS or any other person in response to Investors/PMIS tender offer. Landmark is currently a party to an Agreement and Plan of Merger (the "Agreement") whereby it would be acquired by TrustCo Bank N.Y. Pursuant to Section 4.1.5. of the Agreement, Landmark and its subsidiaries shall not, and shall not authorize or permit any of their respective officers, directors, employees or agents to, on or before the earlier of the Closing Date or the date of termination of this Agreement, directly or indirectly solicit, initiate or encourage or (subject to the fiduciary duties of its directors as advised by counsel) hold discussions or negotiations with or provide any information to any person in connection with any proposal from any person for the acquisition of all or any substantial portion of the business, assets, shares of Landmark common stock or other securities of Landmark or its subsidiaries. Additional information regarding the agreement with TrustCo is set forth in the disclosure document set forth at Exhibit A. The Agreement is filed as Exhibit E(1).

Item 8.  Additional Information

     See the information set forth in the disclosure document set forth at Exhibit A.

Item 9.  Exhibits

         (A)      Disclosure document dated May 23, 2000

         (E)(1) Agreement and Plan of Merger (incorporated by reference to Current Report on Form 8-K, filed via EDGAR on March 3, 2000. Landmark's Commission File Number is 0-22951.)

         (E)(2) Definitive Proxy Statement for Annual Meeting of Stockholders (incorporated by reference and filed via EDGAR on June 11, 1999).

Signature. After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



/s/ Gordon E. Coleman
---------------------------
Signature
Gordon E. Coleman, President and Chief Executive Officer


May 22, 2000
---------------
Date

EXHIBIT A

                             LANDMARK FINANCIAL CORP.
                   IMPORTANT ANNOUNCEMENT TO OUR STOCKHOLDERS
                            RECOMMENDATION STATEMENT
                            OF THE BOARD OF DIRECTORS

To our Stockholders:

     Investors and Lenders, LLC ("Investors"), a subsidiary of Private Mortgage Investment Services, Inc. ("PMIS"), has announced an unsolicited and conditional tender offer for at least 100,000 shares, or 65% of the outstanding shares of Landmark common stock at a price of $25 per share.

     After careful consideration of the Investors/PMIS tender offer, your Board of Directors has unanimously determined that the offer as presently structured is inadequate and is not in the best interests of all of Landmark's stockholders. Consequently, we recommend that you REJECT THE INVESTORS/PMIS TENDER OFFER.

     In reaching our conclusion and recommending that stockholders reject the Investors/PMIS offer, the Board of Directors has considered numerous factors, including those described below:

     o   There  are  13  contingencies  to  the  Investors/PMIS   tender  offer,
         including raising sufficient funds to complete the tender offer and obtaining regulatory approval to acquire Landmark.

     o Investors/PMIS do not presently have the cash or financing necessary to complete the offer. The Investors/PMIS offer states that they must raise $2.6 million in order to complete their offer for 65% of the outstanding shares. Investors/PMIS have not said that the necessary funds have been raised, nor do they identify the private investors or institutional lenders who might be willing to provide the funds necessary to complete their offer. In addition:

          -- In an unrelated financing effort, PMIS has raised only $600,000 out of a total of $1.5 million of subordinated debt that they have attempted to obtain. The subordinated debt is being offered with an interest rate of 11%. This offering has been ongoing for the past three months.

          -- The $2.6 million that Investors/PMIS must raise in order to complete their tender offer represents 279.96% of PMIS' earnings for the twelve months ended June 30, 1999, 110.91% of PMIS' equity as of June 30, 1999 and 25.62% of PMIS' assets as of June 30, 1999.

          -- Based on the Investors/PMIS Tender Offer Statement, Investors/PMIS wishes to raise $2.6 million through the sale of debt. Based on the PMIS current debt offering, it can be expected that such debt would bear interest at a rate of at least 11%. The resulting interest payment obligation of Investors/PMIS would be $286,000 on an annual basis. Any principal reduction would be in addition to this amount. The debt service payments do not appear supportable based on Investors/PMIS' net income or Landmark's net income.

     o By obtaining 65% of the outstanding shares of Landmark stock, the Investors/PMIS offer will not treat all stockholders equally, but will:

          -- Substantially decrease the liquidity of the remaining shares and have a detrimental impact on the value of these shares.

          -- Eliminate the ability of minority stockholders to have meaningful voting rights regarding Landmark, including, but not limited to, such essential rights as election of directors.

          -- Provide Investors/PMIS with the ability to squeeze-out minority stockholders, without providing minority stockholders with full value.

     o   Investors/PMIS   have  not  stated   how  they  will   treat   minority
         stockholders holding 35% of the Landmark common stock following the tender offer.

     o Investors/PMIS cannot complete their offer until they receive regulatory approval from the U.S. Office of Thrift Supervision (the "OTS"). The Investors/PMIS offering materials state that obtaining OTS regulatory approval would take between four and six months. Obtaining OTS approval is not assured.

          -- An acquiror such as Investors/PMIS, with no known prior experience in the areas of banking or savings and loans and which seeks to finance its acquisition of control exclusively with debt, may not receive regulatory approval in a timely manner.

          -- The ability of Investors/PMIS to obtain regulatory approval is rendered less likely given that financing is uncertain and potentially unsupportable.

          --   Investors/PMIS   has  already  failed  to  comply  with  the  OTS
               requirement that it obtain regulatory approval prior to making its offer to acquire Landmark common stock.

          -- Investors/PMIS has not provided a business plan detailing how they would run Landmark.

     In making its recommendation, your Board of Directors has also considered the following:

     o Landmark has entered into an agreement to be acquired by TrustCo Bank Corp. NY ("TrustCo"). Under the terms of the agreement with TrustCo, all stockholders will receive $21 per share.

     o TrustCo is a bank holding company with approximately $2.4 billion in assets, $2.0 billion in deposits and stockholders' equity of $166.4 million as of March 31, 2000.

     o TrustCo has a proven track record in successfully operating banking facilities in Upstate New York and has stated that it intends to maintain Landmark's facility.

     o TrustCo has received Federal Reserve approval to acquire Landmark and OTS approval of the merger is likely. Therefore, regulatory approval of the acquisition of Landmark by TrustCo is highly probable. There are no financing contingencies. TrustCo has the cash on hand to purchase 100% of Landmark's common stock.

     o Your Board of Directors believes that the acquisition of Landmark by TrustCo can be completed relatively quickly once stockholder approval is obtained.

     o Your Board of Directors has considered and compared the value of the Investors/PMIS offer before taking into account the employee stock options and the stock option granted to TrustCo as part of the consideration for the merger agreement and after those stock options are taken into account, and has concluded that the TrustCo offer is superior because of the significant hurdles presented by the financing and regulatory approval contingencies contained in the Investors/PMIS offer.

     o Your Board of Directors has asked RP Financial, LC, a firm which specializes in the valuation of financial institutions, to analyze the terms of the Investors/PMIS tender offer in comparison with the TrustCo $21.00 per share merger price. RP Financial's analysis showed:

          -- Minority stockholders would experience a substantial reduction in the value of their shares following the Investors/PMIS tender offer.

          -- The Investors/PMIS tender offer requires financing which is expected to be in the form of high cost debt. In comparison, TrustCo does not need any financing to complete the acquisition of Landmark and is able to pay the merger consideration from available funds.

          -- The merger consideration offered by TrustCo for 100% of Landmark's shares represents 0.15% of TrustCo's balance sheet. The Investors/PMIS tender offer for just 65% of Landmark's shares represents 25.62% of PMIS' balance sheet as of June 30, 1999.

          -- RP Financial's analysis concluded that the value of the TrustCo merger consideration is superior to the Investors/PMIS tender offer when consideration is given to such factors as the likely devaluation in the value of shares of minority stockholders following the tender offer and the probability that TrustCo can conclude the transaction on a more timely basis than
               Investors/PMIS. It also confirms that TrustCo's ability to consummate the merger is superior to Investors/PMIS' ability to satisfy the financing contingency in its tender offer.

     RP Financial on February 21, 2000 rendered its opinion to Landmark's Board of Directors that the merger consideration offered by TrustCo is fair to stockholders, from a financial point of view. In conducting its analysis, RP Financial considered the value of Landmark's federal thrift charter as part of Landmark's overall value.

     To Landmark's knowledge, none of its directors, officers or affiliates has, or intends to, tender their shares to Investors/PMIS.

        FURTHER INFORMATION ON THE INVESTORS/PMIS "SO-CALLED" PRIOR OFFER

     In the fall of 1999, management received an unsolicited request from Charles Cefalu, President of Investors/PMIS, to consider issuing shares to Investors/PMIS in return for a payment consisting of cash and mortgages having a total value of $1.9 million. These shares would have been issued directly to Investors/PMIS by Landmark and would have represented approximately 50% of the total outstanding shares. Under this proposal, stockholders would not have received any payment. This proposal would have resulted in Mr. Cefalu obtaining control of Landmark without paying stockholders a premium for their shares and would have substantially diluted the ownership interests of existing stockholders. After consideration of the indication of interest, the board of directors unanimously decided not to pursue further discussions with Investors/PMIS. Landmark, through its counsel, indicated to Mr. Cefalu by letter dated January 13, 2000, that "If Mr. Cefalu wishes to present a different proposal for consideration by the Board of Directors the Board will act in a manner consistent with its fiduciary duties." Mr. Cefalu did not make another offer at that time. Subsequently, TrustCo initiated discussions with Landmark regarding the possible sale of Landmark. These discussions resulted in Landmark entering into an agreement with TrustCo whereby all stockholders would receive a substantial premium for their shares.

     This Recommendation Statement contains forward-looking statements consisting of comments upon or predictions regarding future events, circumstances and expectations. The forward-looking statements are made based upon numerous assumptions regarding future circumstances. These include assumptions regarding future conditions in the stock markets, future interest rate conditions, economic conditions generally, customer demand, shifting competitive pressures and changes in Federal Reserve, OTS or other government policies. Landmark cautions readers not to place undue reliance upon any forward-looking statements. Forward-looking statements speak only as of the date made and Landmark assumes no obligation to update or revise any such statements upon any change in applicable circumstances.

     IMPORTANT NOTICE: This Recommendation Statement will be available on the Securities and Exchange Commission web site at www.sec.gov as part of the EDGAR database.

     Landmark has engaged Georgeson Shareholder Communications, Inc. to act as information agent in connection with the matters discussed above. The information agent may be contacted at the address and telephone number set forth below.

                            The Information Agent is
                   GEORGESON SHAREHOLDER COMMUNICATIONS, INC.
                           17 State Street, 10th Floor
                            New York, New York 10004
                 Banks and Brokers Call Collect: (212) 440-9800
                   All Others Call Toll Free: 1 (800) 223-2064
                                                                    May 23, 2000